Exhibit 12(c)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						June 30,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$210,701	$189,860	$10,525	$25,459	$48,213	$48,405
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	17,869
Equity in loss of equity method
investments	186	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(1,468)	(612)	(211)	(435)	(48)	-
Supplemental fixed charges and	75,800	86,818	64,257	69,679	67,654	67,418
Preferred dividends, as below
Total earnings, as defined	$282,103	$274,742	$72,027	$74,167	$142,435	$133,692

Fixed charges, as defined:
Interest charges	$63,339	$75,305	$60,031	$64,813	$61,269	$62,229
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,886	8,142	857	1,915	3,216	2,101
Rental interest factor	1,036	1,587	1,770	1,406	1,652	1,558
Total fixed charges	$73,261	$85,034	$62,658	$68,134	$66,137	$65,888

Supplemental increment to fixed charges *	2,539	1,784	1,599	1,545	1,517	1,530

Supplemental fixed charges	75,800	86,818	64,257	69,679	67,654	67,418
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$75,800	$86,818	$64,257	$69,679	$67,654	$67,418

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	3.72x	3.16x	1.12x	1.06x	2.11x	1.98x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.